Form 40-F
period 2020-12-31
Orla Mining Ltd.
filed 2021-03-22
CIK 1680056

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020

Commission File Number: 001-39766

ORLA MINING LTD.

(Exact name of Registrant as specified in its charter)

Canada	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 202, 595 Howe Street
Vancouver, British Columbia, V6C 2T5, Canada

(604) 564-1852

(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	ORLA	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form: Annual information form Audited annual financial statements:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 229,285,940

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ YES         ☐ NO

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ YES        ☐ NO

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Orla Mining Ltd. (the “Company”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

INCORPORATED DOCUMENTS

Annual Information Form

The Company’s Annual Information Form (“AIF”) is filed as Exhibit 99.1 to this Annual Report on Form 40-F (the “Annual Report”).

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis for the year ended December 31, 2020 (“MD&A”) is filed as Exhibit 99.2 to this Annual Report.

Audited Annual Financial Statements

The Company’s audited financial statements as at and for the year ended 2020 and 2019 (the “Audited Financial Statements”) are filed as Exhibit 99.3 to this Annual Report.

FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Exchange Act, the Private Securities Litigation Reform Act of 1995 or in rules and releases made by the United States Securities and Exchange Commission (“SEC”), all as may be amended from time to time, as well as Canadian securities legislation and all other applicable securities legislation (referred to herein as “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, the business operations and financial performance and condition.

Forward-looking statements include, but are not limited to feasibility studies and economic results thereof, including but not limited to future production, costs and expenses; mine production plans; projected mining and process recovery rates; mining dilution assumptions; timeline for receipt of any required agreements, approvals or permits; sustaining costs and operating costs; interpretations and assumptions regarding joint venture and potential contract terms; closure costs and requirements; obtaining regulatory approvals related to the Layback Agreement (as defined in the AIF); the expected additional material to be included in a future mine plan as a result of the Layback Agreement; terms of and ability to reach a subsequent agreement with Fresnillo (as defined in the AIF) to access the sulphide mineral resource at the Camino Rojo Project (as defined in the AIF) and obtaining regulatory approvals related thereto; the planned exploration and development programs and expenditures; the estimation of mineral resources and mineral reserves; expectations on the potential extension of the expired mineral concessions with respect to the Cerro Quema Project (as defined in the AIF); proposed exploration plans and expected results of exploration from each of the Cerro Quema Project and the Camino Rojo Project; Orla’s ability to obtain required mine licences, mine permits, required agreements with third parties and regulatory approvals required in connection with exploration plans and future mining and mineral processing operations, including but not limited to, necessary permitting required to implement expected future exploration plans; community and Ejido relations; availability of sufficient water for proposed operations; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; commodity prices and exchange rates; currency and interest rate fluctuations and the ability to secure the required capital to conduct planned exploration programs, studies and construction and Orla’s development, objectives and strategies. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions)) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold, anticipated costs and the Company’s ability to fund its programs, the Company’s ability to carry on exploration and development activities, the Company’s ability to secure and to meet obligations under property agreements, including the Layback Agreement, that all conditions of the Company’s credit facility will be met, the timing and results of drilling programs, the discovery of mineral resources and mineral reserves on the Company’s mineral properties, the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate, that political and legal developments will be consistent with current expectations, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects, the costs of operating and exploration expenditures, the Company’s ability to operate in a safe, efficient and effective manner, the Company’s ability to obtain financing as and when required and on reasonable terms and that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change or disruptions affecting the Company or its properties,

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: (i) risks related to uncertainties inherent in the preparation of feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost of production, variations in quantity of mineralized material, grade or recovery rates, geotechnical or hydrogeological considerations during mining differing from what has been assumed, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to exchange, interest or tax rates, cost of labour, supplies, fuel and equipment rising, changes in project parameters, delays and costs inherent to consulting and accommodating rights of local communities; (ii) title risks; (iii) risks that the interpreted drill results may not accurately represent the actual continuity of geology or grade of the deposit, bulk density measurements may not be representative, interpreted and modelled metallurgical domains may not be representative, and metallurgical recoveries may not be representative; (iv) access to additional capital; (v) uncertainty and variations in the estimation of mineral resources and mineral reserves; (vi) delays in or failure to obtain the necessary regulatory approvals related to the Layback Agreement; (vii) delays in or failure to enter into a subsequent agreement with Fresnillo with respect to the sulphide mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; (viii) health, safety and environmental risks; (ix) success of exploration, development and operation activities; (x) risks relating to foreign operations and expropriation or nationalization of mining operations; (xi) delays in obtaining or the failure to obtain governmental permits, or non-compliance with permits; (xii) delays in getting access from surface rights owners; (xiii) uncertainty in estimates of production, capital and operating costs and potential production and cost overruns; (xiv) the impact of Panamanian or Mexican laws regarding foreign investment; (xv) the fluctuating price of gold and silver and exchange rates; (xvi) assessments by taxation authorities in multiple jurisdictions; (xvii) uncertainties related to titles to mineral properties; (xviii) the Company’s ability to identify, complete and successfully integrate acquisitions; (xix) volatility in the market price of the Company’s securities; (xx) risks relating to the effects of the novel coronavirus (“COVID-19”) on the Company and (xxi) risks associated with executing the Company’s objectives and strategies.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” in the AIF and its MD&A for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained in this Annual Report and the documents incorporated by reference herein are made as of the date of such documents only and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s subsequent filings, which can be viewed online under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) at www.sec.gov.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING REQUIREMENTS

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is also subject to Canadian auditor independence standards, as well as certain U.S. federal securities laws and the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and the audit is subject to Canadian auditing and auditor independence standards.  In addition, the Company is not required to prepare a reconciliation of its financial statements between IFRS and U.S. generally accepted accounting principles, and has not quantified such differences, which may be significant.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of United States dollars into Canadian dollars, on December 31, 2020 based upon the daily exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.2732. The exchange rate of United States dollars into Canadian dollars, on March 18, 2021 based upon the daily exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.2458

CAUTIONARY NOTE REGARDING MINERAL RESOURCE AND RESERVE ESTIMATES

The Company’s AIF, the MD&A, and the Audited Financial Statements, have been prepared in accordance with Canadian standards for reporting of mineral resource and mineral reserve estimates, which differ from the standards of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve” “probable mineral reserve”, “inferred mineral resources,” “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in such documents are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). These definitions differ significantly from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in the documents incorporated by reference in this Annual Report that describes the Corporation’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 will be rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation S-K. Following the transition period, as a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Corporation ceases to be a foreign private issuer or lose its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Corporation will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Corporation reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Corporation may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Corporation prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

DISCLOSURE CONTROLS AND PROCEDURES AND
INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

At the end of the period covered by this Annual Report, an evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a - 15(e) and 15d - 15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act was accumulated and communicated to the Company’s management, including the CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in National Instrument 52-109 in Canada and in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s management, including its CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

With the participation of the CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2020, following the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of December 31, 2020.

Attestation Report of the Independent Registered Public Accounting Firm

As an "emerging growth company" (as such term is defined in Rule 12b-2 under the Exchange Act), the Company is not required to include in this Annual Report an attestation report of the Company's independent registered public accounting firm relating to the Company's internal control over financial reporting. The Company will be required to provide an attestation report when it no longer qualifies as an emerging growth company.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notice to its directors and executive officers during the fiscal year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

Identification

The Company has a separately-designated standing audit committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee is comprised of four individuals: Elizabeth McGregor (Chair), David Stephens, Charles Jeannes and George Albino.

Audit Committee Financial Experts

The Company’s Board of Directors (the “Board”) has determined that each of Elizabeth McGregor, David Stephens, Charles Jeannes and George Albino is (i) an audit committee financial expert, under the applicable criteria prescribed by the SEC in the general instructions of Form 40-F and (ii) independent, under the applicable NYSE American listing standards and requirements.

The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and Board in the absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.

Audit Committee Charter

The Company’s Audit Committee charter is attached as an exhibit to the AIF which is attached as Exhibit 99.1 to this Annual Report, available for review on the Company’s website at www.orlamining.com and available in print without charge to any shareholder that provides the Company with a written request addressed to the Company’s Corporate Secretary.

CODE OF ETHICS

The Company’s Board has adopted a Code of Conduct and Ethics (the “Code”) that applies to all directors, officers and employees of the Company.  The Code addresses the items required to be included in a “code of ethics” as set forth in paragraph 9(b) of General Instruction B of Form 40-F, as well as various other topics.

The Code is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.orlamining.com. The Company will provide a copy of the Code in print without charge to any person that provides the Company with a written request addressed to the Company’s Corporate Secretary

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP (“EY”) acted as the Company’s Independent Registered Public Accounting Firm for the fiscal year ended December 31, 2020. Davidson & Company. (“Davidson”) acted as the Company’s Independent Registered Public Accounting Firm for the fiscal year ended December 31, 2019. For a description of the total amount billed to the Company by EY and Davidson for services performed in the last two financial years by category of service (audit fees, audit related fees, tax fees and all other fees), see “Audit Committee - External Auditor Service Fees” on page 92 of the AIF, which is attached as Exhibit 99.1 to this Annual Report and incorporated by reference herein.

For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Audit Committee - Pre-Approval Policies and Procedures” on page 92 of the AIF, which is attached as Exhibit 99.1 to this Annual Report and incorporated by reference herein.

All non-audit services and fees (audit-related fees,tax fees or any other fees) performed by the Company’s auditors for the fiscal year ended December 31, 2020 were pre-approved by the Audit Committee of the Company. No non-audit services and fees were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company's contractual obligations, including payments due for each of the next five years and thereafter as at December 31, 2020.

	Payments due by period
Contractual Obligations (in thousands of US dollars)	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Purchase commitments	$49,050	$49,050	$–	$–	$–
Trade Payables	2,583	2,583	–	–	–
Lease commitments	294	149	145	–	–
Camino Rojo Project Loan and related interests (note 1)	100,850	6,600	13,200	81,050	–
Newmont loan (note 2)	11,002	–	11,002	–	–
Total contractual obligations	$163,779	$58,382	$24,347	$81,050	$–

Notes:

1.	The Camino Rojo Project Loan is denominated in United States dollars, and at December 31, 2020, the principal outstanding was US$ 75 million.

2.	The Newmont Loan is denominated in Mexican pesos, and at December 31, 2020, the principal outstanding was 219 million Mexican pesos.

MINE SAFETY DISCLOSURE

The Company does not operate any mines in the United States and is not currently subject to the Federal Mine Safety and Health Act of 1977 and therefore has no information to disclose pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform

CORPORATE GOVERNANCE

The Company’s corporate governance practices are consistent with all applicable current Canadian regulatory guidelines and standards. The Company is classified as a foreign private issuer in connection with its listing on the NYSE American and is not required to comply with most of the NYSE American’s corporate governance standards (the “NYSE Rules”) and instead may comply with Canadian corporate governance practices. However, the Company’s corporate governance practices incorporate many best practices derived from the NYSE Rules. The significant ways in which the Company’s corporate governance practices differ from those required of domestic companies under the NYSE Rules can be found on the Company’s website at www.orlamining.com. The Company reviews its governance practices and monitors developments in Canada and the United States on an ongoing basis to ensure it is in compliance with applicable rules and standards.  The board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Audited Financial Statements, the MD&A and the AIF, can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.orlamining.com. Shareholders may also contact the Company’s Corporate Secretary by phone at 604-564-1852 or by e-mail at info@orlamining.com to request copies of these documents and this annual report on Form 40-F for no charge.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC a written consent to service of process and power of attorney on Form F-X.  Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 19, 2021	ORLA MINING LTD.

	By:	/s/Jason Simpson
Jason Simpson
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2020
99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2020
99.3	Audited Annual Consolidated Financial Statements as at and for the fiscal years ended December 31, 2020 and 2019
99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Consent of Ernst & Young LLP, the Company’s Independent Registered Public Accounting Firm
99.7	Consent of Davidson & Company LLP, the Company’s prior Independent Registered Public Accounting Firm
99.8	Consent of J. Andrew Cormier
99.9	Consent of Carl E. Defilippi
99.10	Consent of John Ward
99.11	Consent of Matthew D Gray
99.12	Consent of Michael Hester
99.13	Consent of Eugene Puritch
99.14	Consent of Richard Sutcliffe
99.15	Consent of Tracy Armstrong
99.16	Consent of Antoine Yassa
99.17	Consent of Kenneth Kuchling
99.18	Consent of David Burga
99.19	Consent of Fred Brown
99.20	Consent of Mark Gorman
99.21	Consent of David Brown
99.22	Consent of George Lightwood
99.23	Consent of Gene Tortelli
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Calculation Linkbase
101.LAB	XBRL Taxonomy Extension Labels Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Document