Form 40-F
period 2021-12-31
Orla Mining Ltd.
filed 2022-03-21
CIK 1680056

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

☐  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 247,599,954

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ YES ☐ NO

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ YES ☐ NO

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

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

INCORPORATED DOCUMENTS

Annual Information Form

The Company’s Annual Information Form (“AIF”) is filed as Exhibit 99.1 to this Annual Report on Form 40-F (the “Annual Report”).

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis for the year ended December 31, 2021 (“MD&A”) is filed as Exhibit 99.2 to this Annual Report.

Audited Annual Financial Statements

The Company’s audited financial statements as at and for the years ended December 31, 2021 and 2020 (the “Audited Financial Statements”) are filed as Exhibit 99.3 to this Annual Report.

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

Forward-looking statements include, but are not limited to, statements regarding planned exploration and development programs and expenditures; the estimation of mineral resources and mineral reserves; feasibility and pre-feasibility studies and economic results thereof, including but not limited to future production, costs and expenses; mine production plans; projected mining and process recovery rates; mining dilution assumptions; timeline for receipt of any required agreements, approvals, or permits; sustaining costs and operating costs; interpretations and assumptions regarding joint venture and potential contract terms; closure costs and requirements; the expected additional material to be included in a future mine plan as a result of the Layback Agreement (as defined in the AIF); terms of and ability to reach a subsequent agreement with Fresnillo plc (“Fresnillo”) to access the sulphide mineral resource at the Camino Rojo Project (as defined in the AIF) and obtaining regulatory approvals related thereto; expectations on the potential extension of the expired mineral concessions with respect to the Cerro Quema Project (as defined in the AIF); proposed exploration plans and expected results of exploration from each of the Cerro Quema Project and the Camino Rojo Project (as defined in the AIF); timing of commercial production at the Camino Rojo Project; Orla’s ability to obtain required mine licences, mine permits, required agreements with third parties, and regulatory approvals required in connection with exploration plans and future mining and mineral processing operations, including but not limited to, necessary permitting required to implement expected future exploration plans; community and ejido relations; availability of sufficient water for proposed operations; competition for, among other things, acquisitions of mineral reserves, undeveloped lands and skilled personnel; changes in commodity prices and exchange rates; currency and interest rate fluctuations and the ability to secure the required capital to conduct planned exploration programs, studies and construction and the Company’s development objectives and strategies. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are based upon a number of factors and assumptions that, if untrue, could cause actual results, performance, or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold, silver, and copper, anticipated costs and the Company’s ability to fund its programs, the Company’s ability to carry on exploration and development activities, the Company’s ability to secure and to meet obligations under property agreements, including the Layback Agreement, that all conditions of the Company’s Facility (as defined in the AIF) will be met, the timing and results of drilling programs, the discovery of mineral resources and mineral reserves on the Company’s mineral properties, the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate, that political and legal developments will be consistent with current expectations, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects, the timing of cash flows, the costs of operating, and exploration expenditures, the Company’s ability to operate in a safe, efficient, and effective manner, the Company’s ability to obtain financing as and when required and on reasonable terms, the impact of the novel coronavirus (“COVID 19”) pandemic on the Company’s operations, that the Company’s activities will be in accordance with the Company’s public statements and stated goals, and that there will be no material adverse change or disruptions affecting the Company or its properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: (i) uncertainty and variations in the estimation of mineral resources and mineral reserves, including risks that the interpreted drill results may not accurately represent the actual continuity of geology or grade of the deposit and bulk density measurements, interpreted and modelled metallurgical domains, and metallurgical recoveries may not be representative; (ii) the Company’s reliance on the Camino Rojo Project and risks associated its start-up phase; (iii) financing risks and access to additional capital; (iv) risks related to natural disasters, terrorist acts, health crises and other disruptions and dislocations, including the COVID-19 pandemic; (v) risks related to the Company’s indebtedness; (vi) success of exploration, development, and operation activities; (vii) foreign country and political risks, including risks relating to foreign operations and expropriation or nationalization of mining operations; (viii) concession risks at the Cerro Quema Project; (ix) the receipt of a Category 3 EIA (as defined in the AIF) for the Cerro Quema Project; (x) delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; (xi) environmental and other regulatory requirements; (xii) delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; (xiii) the mineral resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; (xiv) the Layback Agreement remaining subject to the transfer of surface rights; (xv) delays in or failure to get access from surface rights owners; (xvi) risks related to guidance estimates and uncertainties inherent in the preparation of feasibility and pre-feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost of production, variations in quantity of mineralized material, grade or recovery rates, geotechnical or hydrogeological considerations during mining differing from what has been assumed, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to exchange, interest or tax rates, cost of labour, supplies, fuel and equipment rising, changes in project parameters, delays, and costs inherent to consulting and accommodating rights of local communities; (xvii) uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; (xviii) the fluctuating price of gold, silver, and copper; (xix) global financial conditions; (xx) uninsured risks; (xxi) competition from other companies and individuals; (xxii) uncertainties related to title to mineral properties; (xxiii) conflicts of interest; (xxiv) risks related to compliance with anti-corruption laws; (xxv) volatility in the market price of the Company's securities; (xxvi) assessments by taxation authorities in multiple jurisdictions; (xxvii) foreign currency fluctuations; (xxviii) the Company’s limited operating history; (xxix) risks related to the Company’s history of negative operating cash flow; (xxx) litigation risks; (xxxi) intervention by non-governmental organizations; (xxxii) outside contractor risks; (xxxiii) risks related to historical data; (xxxiv) unknown labilities in connection with acquisitions; (xxxv) the Company’s ability to identify, complete, and successfully integrate acquisitions; (xxxvi) the Company not having paid a dividend; (xxxvii) risks related to the Company’s foreign subsidiaries; (xxxviii) risks related to the Company’s accounting policies and internal controls; (xxxix) the Company’s ability to satisfy the requirements of SOX (as defined in the AIF); (xxxx) enforcement of civil liabilities; (xxxxi) the Company’s status as a PFIC (as defined in the AIF) for U.S. federal income tax purposes; (xxxxii) information and cyber security; (xxxxiii) gold industry concentration; (xxxxiv) shareholder activism; and (xxxxv) risks associated with executing the Company’s objectives and strategies. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” in the AIF and the MD&A for additional risk factors that could cause results to differ materially from forward-looking statements.

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

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and the audit is subject to Canadian auditing and auditor independence standards and may not be comparable to those prepared by companies in the United States. In addition, the Company is not required to prepare a reconciliation of its financial statements between IFRS and U.S. generally accepted accounting principles, and has not quantified such differences, which may be significant.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of United States dollars into Canadian dollars, on December 31, 2021 based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.2678.  The exchange rate of United States dollars into Canadian dollars, on March 16, 2022 based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.2721.

CAUTIONARY NOTE REGARDING MINERAL RESOURCE AND RESERVE ESTIMATES

The Company’s AIF, the MD&A, and the Audited Financial Statements, have been prepared in accordance with Canadian standards for reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,” “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in such documents are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). These definitions differ significantly from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act, which applied to U.S. filings prior to January 1, 2021. Under such U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in the documents incorporated by reference in this Annual Report that describes the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 will be rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation S-K. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of Industry Guide 7.

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

With the participation of the CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2021, following the criteria set forth by the

Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of December 31, 2021.

Attestation Report of the Independent Registered Public Accounting Firm

As an “emerging growth company” (as such term is defined in Rule 12b-2 under the Exchange Act), the Company is not required to include in this Annual Report an attestation report of the Company’s independent registered public accounting firm relating to the Company’s internal control over financial reporting. The Company will be required to provide an attestation report when it no longer qualifies as an emerging growth company.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

REGULATION BTR

The Company was not required by Rule 104 of Regulation Blackout Trading Restriction (“BTR”) to send any notice to its directors and executive officers during the fiscal year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Audit Committee Charter

The Company’s Audit Committee charter is attached as a schedule to the AIF which is attached as Exhibit 99.1 to this Annual Report, available for review on the Company’s website at www.orlamining.com and available in print without charge to any shareholder that provides the Company with a written request addressed to the Company’s Corporate Secretary.

CODE OF ETHICS

The Company’s Board has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all directors, officers and employees of the Company. The Code addresses the items required to be included in a “code of ethics” as set forth in paragraph 9(b) of General Instruction B of Form 40-F, as well as various other topics.

The Code is available on SEDAR at www.sedar.com and on the Company’s website at www.orlamining.com. The Company will provide a copy of the Code in print without charge to any person that provides the Company with a written request addressed to the Company’s Corporate Secretary.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP (“EY”) (PCAOB ID No. 1263) acted as the Company’s Independent Registered Public Accounting Firm for the fiscal years ended December 31, 2021 and 2020. For a description of the total amount billed to the Company by EY for services performed in the last two financial years by category of service (audit fees, audit related fees, tax fees and all other fees), see “Audit Committee - External Auditor Service Fees” in the AIF, which is attached as Exhibit 99.1 to this Annual Report and incorporated by reference herein.

For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Audit Committee - Pre-Approval Policies and Procedures” in the AIF, which is attached as Exhibit 99.1 to this Annual Report and incorporated by reference herein.

All audit-related fees, tax fees, and all other fees for services provided by EY were approved by the Audit Committee in advance of the services being rendered.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company’s contractual obligations, including payments due over the next five years and thereafter, as at December 31, 2021.

Contractual obligations	Payments due by period
As at December 31, 2021		Less than	1–3	4–5	After
(thousands of US dollars)	Total	1 year	years	years	5 years
Purchase commitments	$8,560	$8,560	$—	$—	$—
Trade payables	5,966	5,966	—	—	—
Accrued liabilities	5,659	5,659	—	—	—
Lease commitments	1,417	403	494	520	—
Camino Rojo Project Loan and related interest	157,083	11,000	146,083	—	—
Newmont loan	10,662	10,662	—	—	—
Fresnillo obligation and related interest	40,678	16,830	23,848	—	—
Total contractual obligations	$230,025	$59,080	$170,425	$520	$—

Notes:

1.	The Camino Rojo Project Loan is denominated in United States dollars, and at December 31, 2021, the principal outstanding was US$125 million.

2.	The Newmont Loan is denominated in Mexican pesos, and at December 31, 2021, the principal outstanding was 219 million Mexican pesos.

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

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Audited Financial Statements, the MD&A and the AIF, can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.orlamining.com. Shareholders may also contact the Company’s Corporate Secretary by e-mail at info@orlamining.com to request copies of these documents and this annual report on Form 40-F for no charge.

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

Date: March 18, 2022	ORLA MINING LTD.

	By:	/s/Jason Simpson
Jason Simpson
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2021
99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2021
99.3	Audited Annual Consolidated Financial Statements as at and for the fiscal years ended December 31, 2021 and 2020
99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Consent of Ernst & Young LLP, the Company’s Independent Registered Public Accounting Firm
99.7	Consent of J. Andrew Cormier
99.8	Consent of Sylvain Guerard
99.9	Consent of Carl E. Defilippi
99.10	Consent of John J.Ward
99.11	Consent of Matthew D Gray
99.12	Consent of Michael G. Hester
99.13	Consent of Sue Bird
99.14	Consent of Jesse Aarsen
99.15	Consent of Denys Parra
99.16	Consent of Brent Johnson
99.17	Consent of Lee Josselyn
99.18	Consent of Wade Brunham
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Calculation Linkbase
101.LAB	XBRL Taxonomy Extension Labels Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)