Form 40-F
period 2022-12-31
Orla Mining Ltd.
filed 2023-03-20
CIK 1680056

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

☐  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2022

Commission File Number: 001-39766

ORLA MINING LTD.

(Exact name of Registrant as specified in its charter)

Canada	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 1010, 1075 West Georgia Street
Vancouver, British Columbia, V6E 3C9, Canada

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 305,809,108

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ YES ☐ NO

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ YES ☐ NO

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, or the portions thereof indicated below, that are filed as exhibits to this Annual Report, are incorporated herein by reference:

Annual Information Form

The Company’s Annual Information Form (“AIF”) is filed as Exhibit 99.1 to this Annual Report on Form 40-F (the “Annual Report”).

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis for the year ended December 31, 2022 (“MD&A”) is filed as Exhibit 99.2 to this Annual Report.

Audited Annual Financial Statements

The Company’s audited financial statements as at and for the years ended December 31, 2022 and 2021 (the “Audited Financial Statements”) are filed as Exhibit 99.3 to this Annual Report.

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

Forward-looking statements include, but are not limited to, statements regarding planned exploration, development and mining activities and expenditures; the estimation of mineral resources and mineral reserves; feasibility and pre-feasibility studies and economic results thereof, including, but not limited to, future production, net present value, internal rate of return, costs, and expenses; mine production plans; projected mining and process recovery rates; mining dilution assumptions; timeline for receipt of any required agreements, approvals, or permits; sustaining costs and operating costs; interpretations and assumptions regarding joint venture and potential contract terms; closure costs and requirements; the expected additional material to be included in a future mine plan as a result of the Layback Agreement (as defined in the AIF); terms of and ability to reach a subsequent agreement with Fresnillo plc (“Fresnillo”) to access the sulphide mineral resource at the Camino Rojo Project (as defined in the AIF) and obtaining regulatory approvals related thereto; expectations on the potential extension of the expired mineral concessions with respect to the Cerro Quema Project (as defined in the AIF); proposed exploration plans and expected results of exploration from each of the Camino Rojo Project, Cerro Quema Project, and South Railroad Project (as defined in the AIF); Orla’s ability to obtain required mine licences, mine permits, required agreements with third parties, and regulatory approvals required in connection with exploration plans and future mining and mineral processing operations, including but not limited to, necessary permitting required to implement expected future exploration plans; community and ejido relations; availability of sufficient water for proposed operations; competition for, among other things, acquisitions of mineral reserves and resources, undeveloped lands, and skilled personnel; changes in commodity prices and exchange rates; currency and interest rate fluctuations and the ability to secure the required capital to conduct planned exploration programs, studies, and construction; the ability to cover debt obligations under the Credit Facility (as defined in the AIF); the duration, extent and other implications of the novel coronavirus (“COVID-19”); and the Company’s development objectives and strategies. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are based upon a number of factors and assumptions that, if untrue, could cause actual results, performance, or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold, silver, and copper; anticipated costs and the Company’s ability to fund its programs; the Company’s ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; the Company’s ability to secure and to meet obligations under property agreements, including the Layback Agreement; that all conditions of the Company’s Credit Facility will be met; the timing and results of drilling programs; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company’s mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide Mineral Resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company’s ability to operate in a safe, efficient, and effective manner; the Company’s ability to obtain financing as and when required and on reasonable terms; the impact of the COVID-19 pandemic on the Company’s operations; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company’s dependence on the Camino Rojo Oxide Mine (as defined in the AIF); risks related to the Company’s indebtedness; risks related to exploration, development, and operation activities; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations, including the COVID-19 pandemic; foreign country and political risks, including risks relating to foreign operations and expropriation or nationalization of mining operations; concession risks at the Cerro Quema Project; the receipt of a Category 3 EIA (as defined in the AIF) for the Cerro Quema Project; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the Mineral Resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; the Mineral Resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility and pre-feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold, silver, and copper; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company’s securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company’s limited operating history; litigation risks; the Company’s ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company’s foreign subsidiaries; risks related to the Company’s accounting policies and internal controls; the Company’s ability to satisfy the requirements of SOX (as defined in the AIF); enforcement of civil liabilities; the Company’s status as a PFIC (as defined as defined in the AIF) for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; and risks associated with executing the Company’s objectives and strategies. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” in the AIF and the MD&A for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained in this Annual Report and the documents incorporated by reference herein are made as of the date of such documents only and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-

looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s subsequent filings, which can be viewed online under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) at www.sec.gov.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING REQUIREMENTS

The Company is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States, to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is also subject to Canadian auditor independence standards, as well as certain U.S. federal securities laws and the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of United States dollars into Canadian dollars, on December 31, 2022 based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.3544. The exchange rate of United States dollars into Canadian dollars, on March 17, 2023 based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.3734.

CAUTIONARY NOTE REGARDING MINERAL RESOURCE AND RESERVE ESTIMATES

This Annual Report and the documents incorporated by reference herein and therein, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this Annual Report and the documents incorporated by reference herein and therein are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the U.S. Securities Act. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained in this Annual Report and the documents incorporated by reference herein and therein, may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are “substantially similar” to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. There is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of Industry Guide 7. Accordingly, information contained in this Annual Report and documents incorporated by reference herein and therein, may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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

With the participation of the CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2022, following the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of December 31, 2022.

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

REGULATION BTR

The Company was not required by Rule 104 of Regulation Blackout Trading Restriction (“BTR”) to send any notice to its directors and executive officers during the fiscal year ended December 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

Identification

The Company has a separately-designated standing audit committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee is comprised of four individuals: Elizabeth McGregor (Chair), David Stephens, Charles Jeannes and Tamara Brown.

Audit Committee Financial Experts

The Company’s Board of Directors (the “Board”) has determined that each of Elizabeth McGregor, David Stephens, Charles Jeannes and Tamara Brown is (i) an audit committee financial expert, under the applicable criteria prescribed by the SEC in the general instructions of Form 40-F and (ii) independent, under the applicable NYSE American listing standards and requirements.

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

The Code is available on SEDAR at www.sedar.com, the SEC’s Electronic Data Gathering and Retrieval System or “EDAGAR” at www.sec.gov and on the Company’s website at www.orlamining.com. The Company will provide a copy of the Code in print without charge to any person that provides the Company with a written request addressed to the Company’s Corporate Secretary.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP (“EY”) (PCAOB ID No. 1263) acted as the Company’s Independent Registered Public Accounting Firm for the fiscal years ended December 31, 2022 and 2021. For a description of the total amount billed to the Company by EY for services performed in the last two financial years by category of service (audit fees, audit related fees, tax fees and all other fees), see “Audit Committee - External Auditor Service Fees” in the AIF, which is attached as Exhibit 99.1 to this Annual Report and incorporated by reference herein.

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

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company’s contractual obligations, including payments due over the next five years and thereafter, as at December 31, 2022.

Contractual obligations	Payments due by period
As at December 31, 2022		Less than	1–3	4–5	After
(thousands of US dollars)	Total	1 year	years	years	5 years
Purchase commitments	$2,819	$2,819	$—	$—	$—
Trade payables	8,851	8,851	—	—	—
Accrued liabilities	7,967	7,967	—	—	—
Lease commitments	3,527	991	1,310	1,226	—
Credit Facility and related interest	146,006	30,678	85,566	29,762	—
Fresnillo obligations and related interest	23,848	23,848	—	—	—
Total contractual obligations	$193,018	$75,154	$86,876	$30,988	$—

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Review Administration under the Federal Mine Safety and Health Act of 1977.

During the fiscal year ended December 31, 2022, we were not subject to any citations, orders or other legal actions under the Federal Mine Safety and Health Act of 1977.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

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

Date: March 20, 2023	ORLA MINING LTD.

	By:	/s/Jason Simpson
Jason Simpson
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2022
99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2022
99.3	Audited Annual Consolidated Financial Statements as at and for the fiscal years ended December 31, 2022 and 2021
99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Consent of Ernst & Young LLP, the Company’s Independent Registered Public Accounting Firm
99.7	Consent of Davidson & Company LLP, Independent Registered Public Accounting Firm
99.8	Consent of J. Andrew Cormier
99.9	Consent of Sylvain Guerard
99.10	Consent of Carl E. Defilippi
99.11	Consent of John J. Ward
99.12	Consent of Matthew D Gray
99.13	Consent of Michael G. Hester
99.14	Consent of Sue Bird
99.15	Consent of Jesse Aarsen
99.16	Consent of Denys Parra
99.17	Consent of Brent Johnson
99.18	Consent of Lee Josselyn
99.19	Consent of Wade Brunham
99.20	Consent of Jordan Anderson
99.21	Consent of Benjamin Bermudez
99.22	Consent of Richard DeLong
99.23	Consent of Thomas L. Dyer
99.24	Consent of Art S. Ibrado
99.25	Consent of Michael S. Lindholm
99.26	Consent of Kevin Lutes
99.27	Consent of Matthew Sletten
99.28	Consent of Gary L. Simmons
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Calculation Linkbase
101.LAB	XBRL Taxonomy Extension Labels Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)