Form 40-F
period 2023-12-31
Orla Mining Ltd.
filed 2024-03-20
CIK 1680056

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

☐  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 315,073,995

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ YES ☐ NO

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ YES ☐ NO

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, or the portions thereof indicated below, that are filed as exhibits to this Annual Report, are incorporated herein by reference:

Annual Information Form

The Company’s Annual Information Form (“AIF”) is filed as Exhibit 99.1 to this Annual Report on Form 40-F (the “Annual Report”).

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis for the year ended December 31, 2023 (“MD&A”) is filed as Exhibit 99.2 to this Annual Report.

Audited Annual Financial Statements

The Company’s audited financial statements as at and for the years ended December 31, 2023 and 2022 (the “Audited Financial Statements”) are filed as Exhibit 99.3 to this Annual Report.

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

Forward-looking statements include, but are not limited to, statements regarding: the estimation of mineral resources and mineral reserves; statements regarding planned exploration, development and mining activities and expenditures, including estimated rates of production, timing, all-in sustaining costs (“AISC”), cash costs, sustaining and operating costs, mine production plans, projected mining and process recovery rates, and proposed exploration plans and expected results and timing thereof; feasibility studies and economic results thereof, including future production, net present value, internal rate of return, costs, payback period, and expenses; mining dilution assumptions; timeline for receipt of any required agreements, approvals, or permits; closure costs and requirements; terms of and ability to reach a subsequent agreement with Fresnillo plc (“Fresnillo”) to access the sulphide mineral resource at the Camino Rojo Project (as defined in the AIF) and obtaining regulatory approvals related thereto; the Company’s ability to obtain required mine licences, mine permits, required agreements with third parties, and regulatory approvals required in connection with exploration plans and future mining and mineral processing operations, including necessary permitting required to implement expected future exploration plans; community and ejido relations; the expected price of gold and silver; the Company’s sustainability strategy and its short-term and long-term sustainability goals; the Company’s ability to remediate the material weaknesses in its internal controls over financial reporting; the Transaction with Contact (as such terms are defined in the AIF), including the receipt of necessary court, securityholder, and regulatory approvals, and the timing thereof; the Company’s ability to report on mineral reserve and mineral resource estimates for the Cerro Quema Project (as defined in the AIF) in future periods and the Company’s objectives and strategies. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”,

“projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are based upon a number of factors and assumptions that, if untrue, could cause actual results, performance, or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation: the future price of gold and silver; anticipated costs and the Company’s ability to fund its programs; the Company’s ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company’s ability to secure and to meet obligations under property agreements, including the Layback Agreement (as defined in the AIF); that all conditions of the Company’s Revolving Facility (as defined in the AIF) will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company’s mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company’s ability to operate in a safe, efficient, and effective manner; the Company’s ability to obtain financing as and when required and on reasonable terms; the impact of coronavirus (“COVID-19”) on the Company’s operations; completion of the Transaction with Contact, including receipt of required securityholder, regulatory, and court approvals; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company’s dependence on the Camino Rojo Oxide Mine (as defined in the AIF); risks related to the Company’s indebtedness; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; risks related to the Cerro Quema Project; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations, including the COVID-19 pandemic; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company’s securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company’s limited operating history; litigation risks; the Company’s ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company’s foreign subsidiaries; risks related to the Company’s accounting policies and internal controls; the Company’s ability to satisfy the requirements of SOX (as defined in the AIF); enforcement of civil liabilities; the Company’s status as a PFIC (as defined in the AIF) for U.S. federal income tax purposes; information and cyber security; the Company’s significant shareholders; gold industry concentration; shareholder activism; the failure to obtain securityholder, regulatory, or court approvals in connection with the Transaction with Contact; and other risks associated with executing the Company’s objectives and strategies. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” in the AIF and the MD&A for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained in this Annual Report and the documents incorporated by reference herein are made as of the date of such documents only and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s subsequent filings, which can be viewed online under the Company’s profile on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca or the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) at www.sec.gov.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of United States dollars into Canadian dollars, on December 31, 2023 based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.3226. The exchange rate of United States dollars into Canadian dollars, on March 18, 2024 based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$ 1.3541.

CAUTIONARY NOTE REGARDING MINERAL RESOURCE AND RESERVE ESTIMATES

This Annual Report and the documents incorporated by reference herein and therein, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources”, “indicated mineral resources”, “measured mineral resources” and “mineral resources” used or referenced in this Annual Report and the documents incorporated by reference herein and therein are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

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

DISCLOSURE CONTROLS AND PROCEDURES AND

INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

At the end of the period covered by this Annual Report, an evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a - 15(e) and 15d - 15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were not effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act was accumulated and communicated to the Company’s management, including the CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure, as a result of the material weaknesses in internal controls over financial reporting as discussed below.

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

With the participation of the CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2023, following the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was not effective as of December 31, 2023 as a result of the material weaknesses in internal controls described below.

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements would not be prevented or detected.

It was determined during management’s assessment that management’s review controls at the Company’s Mexican operating subsidiary were not designed or operating effectively as at December 31, 2023. Specifically, there was insufficient (i) documentation to evidence the performance of multiple key controls, (ii) operation of management review controls at a level of precision necessary to identity all potentially material errors, and (iii) verification of the completeness and accuracy of the data used in the performance of controls. The foregoing also impacted the information used in executing the Company’s corporate oversight controls, causing some of them to operate ineffectively as at December 31, 2023. The Company considers this a material weakness in its internal controls over financial reporting.

It was determined during management’s assessment that certain information technology general controls (“ITGCs”) were not designed or operating effectively as at December 31, 2023, in the areas of user access and change management over an IT system that supports the Company’s financial reporting process. This resulted in inadequate segregation of duties for its IT application controls. The automated and manual business process controls that are dependent on the affected ITGCs were also deemed to not be operating effectively as at December 31, 2023, because they had been impacted by the foregoing. The Company considers this a material weakness in its internal controls over financial reporting.

The above described material weaknesses impacted all of the significant classes of transactions of the Company.

To remediate these material weaknesses, the Company is instituting more detailed reviews and validation procedures for data used in financial reporting, with an emphasis on maintaining comprehensive documentation of these reviews. The Company is conducting extensive training sessions for mine personnel to underscore the importance of executing and evidencing their reviews to support the integrity of reported financial information. The Company is imposing additional restrictions on privileged access to its IT system, and will add and improve controls to enforce segregation of duties within its IT system. The Company is implementing additional change management systems, such as more extensive testing and formalized IT change authorizations. The Company is also implementing more controls to monitor, on an ongoing basis, changes and access to its IT system.

No material errors were identified in the consolidated annual financial statements as a result of the above-noted material weaknesses.

Attestation Report of the Independent Registered Public Accounting Firm

Ernst & Young LLP (“EY”), Chartered Professional Accountants, acted as the Company’s Independent Registered Public Accounting Firm for the financial year ended December 31, 2023. The attestation report of EY on management’s assessment of the Company’s internal control over financial reporting is included in the “Report of Independent Registered Public Accounting Firm” filed with the Audited Consolidated Financial Statements for the years ended December 31, 2023 and 2022, attached hereto as Exhibit 99.3, and is incorporated by reference herein.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, other than the material weaknesses described above.

REGULATION BTR

The Company was not required by Rule 104 of Regulation Blackout Trading Restriction (“BTR”) to send any notice to its directors and executive officers during the fiscal year ended December 31, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

Identification

The Company has a separately-designated standing audit committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee is comprised of three individuals: Elizabeth McGregor (Chair), David Stephens and Charles Jeannes.

Audit Committee Financial Experts

The Company’s Board of Directors (the “Board”) has determined that each of Elizabeth McGregor, David Stephens and Charles Jeannes is (i) an audit committee financial expert, under the applicable criteria prescribed by the SEC in the general instructions of Form 40-F and (ii) independent, under the applicable NYSE American listing standards and requirements.

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

During the year ended December 31, 2023, the Board approved certain amendments to the Code to reiterate the Company’s prohibition on engaging in anti-competitive practices and commitment to respecting human rights, as well as certain other housekeeping amendments. An amended copy of the Code is attached as Exhibit 99.6 to this Annual Report and is also available on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.orlamining.com. The Company will provide a copy of the Code in print without charge to any person that provides the Company with a written request addressed to the Company’s Corporate Secretary.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

EY (PCAOB ID No. 1263) acted as the Company’s Independent Registered Public Accounting Firm for the fiscal years ended December 31, 2023 and 2022. For a description of the total amount billed to the Company by EY for services performed in the last two financial years by category of service (audit fees, audit related fees, tax fees and all other fees), see “Audit Committee - External Auditor Service Fees” in the AIF, which is attached as Exhibit 99.1 to this Annual Report and incorporated by reference herein.

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

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company’s contractual obligations, including payments due over the next five years and thereafter, as at December 31, 2023.

Contractual obligations	Payments due by period
As at December 31, 2023		Less than	1–3	4–5	After
(thousands of US dollars)	Total	1 year	years	years	5 years
Purchase commitments	$3,698	$3,698	$—	$—	$—
Trade payables	8,219	8,219	—	—	—
Accrued liabilities	9,541	9,541	—	—	—
Lease commitments	3,143	1,012	1,210	921	—
Credit Facility and related interest	114,455	7,185	14,253	93,017	—
Total contractual obligations	$139,056	$29,655	$15,463	$93,938	$—

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

During the fiscal year ended December 31, 2023, we were not subject to any citations, orders or other legal actions under the Federal Mine Safety and Health Act of 1977.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 19, 2024	ORLA MINING LTD.

	By:	/s/Jason Simpson
Jason Simpson
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

97	Clawback Policy
99.1	Annual Information Form for the year ended December 31, 2023
99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2023
99.3	Audited Annual Consolidated Financial Statements as at and for the fiscal years ended December 31, 2023 and 2022
99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Amended Code of Business Conduct and Ethics
99.7	Consent of Ernst & Young LLP, the Company’s Independent Registered Public Accounting Firm
99.8	Consent of J. Andrew Cormier
99.9	Consent of Sylvain Guerard
99.10	Consent of Stephen Ling
99.11	Consent of Carl E. Defilippi
99.12	Consent of John J. Ward
99.13	Consent of Matthew D Gray
99.14	Consent of Michael G. Hester
99.15	Consent of Jordan Anderson
99.16	Consent of Benjamin Bermudez
99.17	Consent of Richard DeLong
99.18	Consent of Thomas L. Dyer
99.19	Consent of Art S. Ibrado
99.20	Consent of Michael S. Lindholm
99.21	Consent of Kevin Lutes
99.22	Consent of Matthew Sletten
99.23	Consent of Gary L. Simmons
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Calculation Linkbase
101.LAB	XBRL Taxonomy Extension Labels Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)