Form 40-F
period 2024-12-31
Orla Mining Ltd.
filed 2025-03-19
CIK 1680056

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

☐  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 321,677,653

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ YES ☐ NO

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ YES ☐ NO

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

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

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, or the portions thereof indicated below, that are filed as exhibits to this Annual Report, are each hereby incorporated herein by reference:

Annual Information Form

The Company’s Annual Information Form (“AIF”) is filed as Exhibit 99.1 to this Annual Report on Form 40-F (the “Annual Report”).

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis for the year ended December 31, 2024 (“MD&A”) is filed as Exhibit 99.2 to this Annual Report.

Audited Annual Financial Statements

The Company’s audited financial statements as at and for the years ended December 31, 2024 and 2023 (the “Audited Financial Statements”) are filed as Exhibit 99.3 to this Annual Report.

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

Forward-looking statements include, but are not limited to, statements regarding: the estimation of mineral resources and mineral reserves (each as defined in the AIF); statements regarding planned exploration, development and mining activities, and expenditures, including estimated rates of production, timing, all-in sustaining costs (“AISC”), cash costs, sustaining and operating costs, mine production plans, projected mining and process recovery rates, and proposed exploration plans and expected results and timing thereof; feasibility studies and economic results thereof, including future production, net present value, internal rate of return, costs, payback period, and expenses; mining dilution assumptions; timeline for receipt of any required agreements, approvals, or permits; closure costs and requirements; terms of and ability to reach a subsequent agreement with Fresnillo plc (“Fresnillo”) to access the sulphide mineral resource at the Camino Rojo Project (as defined in the AIF) and obtaining regulatory approvals related thereto; Orla’s ability to obtain required mine licences, mine permits, required agreements with third parties, and regulatory approvals required in connection with exploration plans and future mining operations; community and ejido relations; the expected price of gold and silver; the Company’s sustainability strategy and its short-term and long-term sustainability goals; and the timing thereof; the Company’s ability to report on mineral reserve and mineral resource estimates for the Cerro Quema Project (as defined in the AIF) in future periods; and the Company’s objectives and strategies. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are based upon a number of factors and assumptions that, if untrue, could cause actual results, performance, or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation: the future price of gold and silver; anticipated costs and the Company’s ability to fund its programs; the Company’s ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies, and services remaining as estimated; the Company’s ability to secure and to meet obligations under property agreements, including the Layback Agreement (as defined in the AIF); that all conditions of the Credit Facility (as defined in the AIF) will be met; the Company’s ability to successfully integrate the Musselwhite Mine (as defined in the AIF); the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company’s mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company’s ability to operate in a safe, efficient, and effective manner; the Company’s ability to obtain financing as and when required and on reasonable terms; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company’s indebtedness and gold prepay; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company’s securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; litigation risks; the Company’s ability to identify, complete, and successfully integrate acquisitions, including the Musselwhite Mine; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company’s foreign subsidiaries; risks related to the Company’s accounting policies and internal controls; the Company’s ability to satisfy the requirements of the Sarbanes–Oxley Act of 2002 (SOX); enforcement of civil liabilities; the Company’s status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company’s significant shareholders; gold industry concentration; shareholder activism; and other risks associated with executing the Company’s objectives and strategies. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” in the AIF and the MD&A for additional risk factors that could cause results to differ materially from forward-looking statements.

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

The Company prepares its financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. In addition, the Company is not required to prepare a reconciliation of its financial statements between IFRS and U.S. generally accepted accounting principles, and has not quantified such differences, which may be significant.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of United States dollars into Canadian dollars, on December 31, 2024 based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.4389. The exchange rate of United States dollars into Canadian dollars, on March 17, 2025 based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.4304.

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

With the participation of the CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2024, following the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that, as of December 31, 2024, the Company’s internal controls over financial reporting were effective.

Attestation Report of the Independent Registered Public Accounting Firm

Ernst & Young LLP (“EY”), Chartered Professional Accountants, acted as the Company’s Independent Registered Public Accounting Firm for the financial year ended December 31, 2024. The attestation report of EY on management’s assessment of the Company’s internal control over financial reporting is included in the “Report of Independent Registered Public Accounting Firm” filed with the Audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023, attached hereto as Exhibit 99.3, and is incorporated by reference herein.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, other than changes made to remediate the material weaknesses which had existed at the prior year end, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

As previously reported in the Company’s Annual Report on Form 40-F for the year ended December 31, 2023, material weaknesses in internal controls were identified in two areas, namely (i) management’s review controls at the Company’s Mexican operating subsidiary were not designed or operating effectively; and (ii) certain information technology (IT) general controls were not designed or operating effectively. To remediate these material weaknesses, the Company: (a) instituted more detailed reviews and validation procedures for data used in financial reporting, with an emphasis on maintaining comprehensive documentation of these reviews; (b) conducted extensive training sessions for mine personnel to underscore the importance of executing and evidencing their reviews to support the integrity of reported financial information; (c) imposed additional restrictions on privileged access to its IT system and improved controls to enforce segregation of duties within its IT system; (d) implemented a formal change management system to retain formalized evidence of IT change testing and authorizations; and (e) implemented additional monitoring controls over changes and access to its IT system. As of December 31, 2024, management of the Company believes that these material weakness in internal controls have been remediated.

REGULATION BTR

The Company was not required by Rule 104 of Regulation Blackout Trading Restriction (“BTR”) to send any notice to its directors and executive officers during the fiscal year ended December 31, 2024 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

A copy of the Code is available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and the Company’s website at www.orlamining.com. The Company will provide a copy of the Code in print without charge to any person that provides the Company with a written request addressed to the Company’s Corporate Secretary.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

AND PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES

EY (PCAOB ID No. 1263) acted as the Company’s Independent Registered Public Accounting Firm for the fiscal years ended December 31, 2024 and 2023. For a description of the total amount billed to the Company by EY for services performed in the last two financial years by category of service (audit fees, audit related fees, tax fees and all other fees), see “Audit Committee - External Auditor Service Fees” in the AIF, which is attached as Exhibit 99.1 to this Annual Report and incorporated by reference herein.

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

CONTRACTUAL OBLIGATIONS

For a description of the Company’s contractual obligations as at December 31, 2024, see “IX Liquidity – Contractual Obligations” in the MD&A, which is attached as Exhibit 99.2 to this Annual Report and incorporated by reference herein.

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

During the fiscal year ended December 31, 2024, we were not subject to any citations, orders or other legal actions under the Federal Mine Safety and Health Act of 1977.

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

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Audited Financial Statements, the MD&A and the AIF, can be found on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov or on the Company’s website at www.orlamining.com. Shareholders may also contact the Company’s Corporate Secretary by e-mail at info@orlamining.com to request copies of these documents and this Annual Report on Form 40-F for no charge.

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

Date: March 18, 2025	ORLA MINING LTD.

	By:	/s/Jason Simpson
Jason Simpson
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

97	Clawback Policy
99.1	Annual Information Form for the year ended December 31, 2024
99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2024
99.3	Audited Annual Consolidated Financial Statements as at and for the fiscal years ended December 31, 2024 and 2023
99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Consent of Ernst & Young LLP, the Company’s Independent Registered Public Accounting Firm
99.7	Consent of J. Andrew Cormier
99.8	Consent of Sylvain Guerard
99.9	Consent of Stephen Ling
99.10	Consent of Carl E. Defilippi
99.11	Consent of John J. Ward
99.12	Consent of Matthew D Gray
99.13	Consent of Michael G. Hester
99.14	Consent of Jordan Anderson
99.15	Consent of Benjamin Bermudez
99.16	Consent of Richard DeLong
99.17	Consent of Thomas L. Dyer
99.18	Consent of Art S. Ibrado
99.19	Consent of Michael S. Lindholm
99.20	Consent of Kevin Lutes
99.21	Consent of Matthew Sletten
99.22	Consent of Gary L. Simmons
99.23	Consent of Ryan Wilson
99.24	Consent of David Frost
99.25	Consent of Daniel M. Gagnon
99.26	Consent of James (Jim) Theriault
99.27	Consent of Paul Gauthier
99.28	Consent of Paul Palmer
99.29	Consent of William Richard McBride
99.30	Consent of Jack Lawson
99.31	Consent of Craig Green
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Calculation Linkbase
101.LAB	XBRL Taxonomy Extension Labels Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)