Form 40-F
period 2025-12-31
Orla Mining Ltd.
filed 2026-03-20
CIK 1680056

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

☐  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2025

Commission File Number: 001-39766

ORLA MINING LTD.

(Exact name of Registrant as specified in its charter)

Canada	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 2020, 666 Burrard Street
Vancouver, British Columbia, V6C 2X8, Canada

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 340,136,534

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ YES ☐ NO

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ YES ☐ NO

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

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

EXPLANATORY NOTE

Orla Mining Ltd. (the “Company”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system (“MJDS”) of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, or the portions thereof indicated below, that are filed as exhibits to this Annual Report, are each hereby incorporated herein by reference:

Annual Information Form

The Company’s Annual Information Form (“AIF”) is filed as Exhibit 99.1 to this Annual Report on Form 40-F (the “Annual Report”).

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis for the year ended December 31, 2025 (“MD&A”) is filed as Exhibit 99.2 to this Annual Report.

Audited Annual Financial Statements

The Company’s audited annual consolidated financial statements as at and for the years ended December 31, 2025 and 2024 (the “Audited Financial Statements”) are filed as Exhibit 99.3 to this Annual Report.

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

Forward-looking statements include, but are not limited to, statements regarding: statements regarding: the estimation of Mineral Resources and Mineral Reserves (as defined in the AIF); projected production rates, all-in sustaining costs (“AISC”), cash costs, sustaining and operating costs, mine production plans, and projected mining and process recovery rates; proposed exploration plans and expected results, costs, and timing thereof; preliminary economic assessments and feasibility studies and the economic results thereof, including future production, processing, recoveries, revenues, net present value, internal rate of return, costs, payback period, cash flows, dilution assumptions, the concentrate market, sensitivities, expenses, and other similar information; timeline for receipt of any required agreements, approvals, or permits; closure costs and requirements; the timing of permitting, construction and production of the South Railroad Project; Orla’s ability to obtain required mine licences, mine permits, required agreements with third parties, and regulatory approvals required in connection with exploration plans and future mining operations; community and ejido relations; the expected price of gold and silver; currency exchange rates; the Company’s dividend policy and payment of future dividends; mine life extension; Mineral Resource and Mineral Reserve growth and updates; the Company’s expectations regarding liquidity, financial flexibility, and the ability to fund operations and planned expenditures; the Company’s sustainability strategy and its short-term and long-term sustainability goals, and the timing thereof; and the Company’s other objectives and strategies. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

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

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: uncertainty and variations in the estimation of Mineral Resources and Mineral Reserves; risks related to the Company’s indebtedness and gold prepay; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; tailings risks; reclamation costs; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies and preliminary economic assessments; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; litigation risks; the Company’s ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; risks related to the Company’s foreign subsidiaries; risks related to the Company’s accounting policies and internal controls; the Company’s ability to satisfy the requirements of the Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company’s status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; and other risks associated with executing the Company’s objectives and strategies.

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

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING REQUIREMENTS

The Company is permitted, under the MJDS adopted by the United States, to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is also subject to SEC and Public Company Accounting Oversight Board (United States) (“PCAOB”) independence standards, as well as certain U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB.

The Company prepares its financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. In addition, the Company is not required to prepare a reconciliation of its financial statements between IFRS and U.S. generally accepted accounting principles, and has not quantified such differences, which may be significant.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of United States dollars into Canadian dollars, on December 31, 2025 based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.3706. The exchange rate of United States dollars into Canadian dollars, on March 18, 2026 based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.3706.

CAUTIONARY NOTE REGARDING MINERAL RESOURCE AND RESERVE ESTIMATES

This Annual Report and the documents incorporated by reference herein have been prepared in accordance with Canadian standards for the reporting of Mineral Resource and Mineral Reserve estimates, which differ in some material respects from the disclosure requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “Mineral Reserve”, “Proven Mineral Reserve”, “Probable Mineral Reserve”, “Inferred Mineral Resources”, “Indicated Mineral Resources”, “Measured Mineral Resources” and “Mineral Resources” used or referenced in this Annual Report and the documents incorporated by reference herein are Canadian mineral disclosure terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards on Mineral Resources & Mineral Reserves adopted by the CIM Council on May 10, 2014 (the “CIM Definition Standards”). The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC’s disclosure rules for domestic United State issuers (the “SEC Rules”), including the requirements of the SEC in Regulation S-K Subpart 1300 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, the Company is not required to provide disclosure on its mineral properties under the SEC Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, Mineral Reserve and Mineral Resource information and other technical information contained or incorporated by reference herein or documents incorporated by reference may not be comparable to similar information disclosed by United States companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty of Measured Mineral Resources, Indicated Mineral Resources or Inferred Mineral Resources, these Mineral Resources may never be upgraded to Proven Mineral Reserves and Probable Mineral Reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of the Company’s Measured Mineral Resources, Indicated Mineral Resources or Inferred Mineral Resources constitute or will be converted into Mineral Reserves or are or will be economically or legally mineable.

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

With the participation of the CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2025, following the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that, as of December 31, 2025, the Company’s internal controls over financial reporting were effective.

As permitted by applicable SEC guidance for acquired businesses, management excluded Musselwhite Mine Ltd. (“MML”) from the scope of its assessment of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2025.  The Company acquired MML during 2025 and, accordingly, management has not included MML in its evaluation of internal control over financial reporting for the year ended December 31, 2025.  The Company is continuing to integrate MML into its overall internal control over financial reporting and SOX 404 compliance program.  As at and for the year ended December 31, 2025, MML represented on a consolidated basis approximately 30% and 32% of net and total assets, respectively, 69% of revenues, and 185% of net income.

Attestation Report of the Independent Registered Public Accounting Firm

Deloitte LLP (“Deloitte”) acted as the Company’s Independent Registered Public Accounting Firm for the financial year ended December 31, 2025. The attestation report of Deloitte on management’s assessment of the Company’s internal control over financial reporting is included in the “Report of Independent Registered Public Accounting Firm” filed with the Audited Consolidated Financial Statements for the years ended December 31, 2025 and 2024, attached hereto as Exhibit 99.3, and is incorporated by reference herein.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

REGULATION BTR

The Company was not required by Rule 104 of Regulation Blackout Trading Restriction (“BTR”) to send any notice to its directors and executive officers during the fiscal year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

During the year ended December 31, 2025, the Board approved certain amendments to the Code matching updates made to the Company’s Whistleblower Policy, clarifying permitted government disclosures for Company employees, clarifying the order of precedence in case of a conflict in the provisions of the Code with local law, as well as certain other housekeeping amendments. An amended copy of the Code is attached as Exhibit 99.6 to this Annual Report and is also available on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.orlamining.com. The Company will provide a copy of the Code in print without charge to any person that provides the Company with a written request addressed to the Company’s Corporate Secretary.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

AND PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES

Deloitte (PCAOB ID No. 1208) acted as the Company’s Independent Registered Public Accounting Firm for the fiscal year ended December 31, 2025.Ernst & Young LLP (“EY”), Chartered Professional Accountants, (PCAOB ID No. 1263) acted as the Company’s Independent Registered Public Accounting Firm for the fiscal year ended December 31, 2024. For a description of the total amount billed to the Company by Deloitte and EY for services performed in the last two financial years by category of service (audit fees, audit related fees, tax fees and all other fees), see “Audit Committee - External Auditor Service Fees” in the AIF, which is attached as Exhibit 99.1 to this Annual Report and incorporated by reference herein.

For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Audit Committee - Pre-Approval Policies and Procedures” in the AIF, which is attached as Exhibit 99.1 to this Annual Report and incorporated by reference herein.

All audit-related fees, tax fees, and all other fees for services provided by Deloitte and EY were approved by the Audit Committee in advance of the services being rendered.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

For a description of the Company’s contractual obligations as at December 31, 2025, see “VIII Liquidity – Contractual Obligations” in the MD&A, which is attached as Exhibit 99.2 to this Annual Report and incorporated by reference herein.

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

The Company is not yet in production but is in the feasibility study stage of developing the South Railroad Project, located in Nevada. For additional information, see “Mineral Properties – South Railroad Project” in the AIF, which is attached as Exhibit 99.1 to this Annual Report.

During the fiscal year ended December 31, 2025, we were not subject to any citations, orders, assessments or other legal actions under the Federal Mine Safety and Health Act of 1977 by the Federal Mine Safety and Health Administration.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

CORPORATE GOVERNANCE

The Company’s corporate governance practices are consistent with all applicable current Canadian regulatory guidelines and standards. The Company is classified as a foreign private issuer in connection with its listing on the NYSE American and is not required to comply with most of the NYSE American’s corporate governance standards (the “NYSE Rules”) and instead may comply with Canadian corporate governance practices. However, the Company’s corporate governance practices incorporate a number of best practices derived from the NYSE Rules. The significant ways in which the Company’s corporate governance practices differ from those required of domestic companies under the NYSE Rules can be found on the Company’s website at www.orlamining.com. The Company reviews its governance practices and monitors developments in Canada and the United States on an ongoing basis to ensure it is in compliance with applicable rules and standards. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

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

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40- F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

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

Date: March 19, 2026	ORLA MINING LTD.

	By:	/s/Jason Simpson
Jason Simpson
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

97	Clawback Policy
99.1	Annual Information Form for the year ended December 31, 2025
99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2025
99.3	Audited Annual Consolidated Financial Statements as at and for the fiscal years ended December 31, 2025 and 2024
99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Amended Code of Business Conduct and Ethics
99.7	Consent of Deloitte LLP, the Company’s Independent Registered Public Accounting Firm
99.8	Consent of Ernst & Young LLP, the Company’s former Independent Registered Public Accounting Firm
99.9	Consent of J. Andrew Cormier
99.10	Consent of Sylvain Guerard
99.11	Consent of Stephen Ling
99.12	Consent of Jack Lawson
99.13	Consent of Mark Williams
99.14	Consent of Ryan Wilson
99.15	Consent of David Frost
99.16	Consent of Daniel M. Gagnon
99.17	Consent of James (Jim) Theriault
99.18	Consent of WSP Canada Inc.
99.19	Consent of Paul Palmer
99.20	Consent of William Richard McBride
99.21	Consent of Marie-Christine Gosselin
99.22	Consent of Andrew Boushy
99.23	Consent of Caleb Cook
99.24	Consent of Andrew Kelly
99.25	Consent of Patrick McCann
99.26	Consent of Frank Palkovits
99.27	Consent of Luis Vasquez
99.28	Consent of Matthew Sletten
99.29	Consent of Benjamin Bermudez
99.30	Consent of Michael S. Lindholm
99.31	Consent of Thomas Dyer
99.32	Consent of Gary (Joe) Petersen
99.33	Consent of Ray Walton
99.34	Consent of Richard DeLong
99.35	Consent of Warren Black
99.36	Consent of Michael Dufresne
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Calculation Linkbase
101.LAB	XBRL Taxonomy Extension Labels Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)